Exhibit 99.3

Pyxis Tankers Announces Financial Results for the Three Months and Year Ended December 31, 2022

Maroussi, Greece, March 16, 2023 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”), an international pure-play product tanker company, today announced unaudited results for the three months and year ended December 31, 2022.

Summary

For the three months ended December 31, 2022, our Revenues, net were $18.4 million. For the same period, our time charter equivalent (“TCE”) revenues were $13.8 million, an increase of approximately $10.0 million or 256% from the comparable quarter in 2021. Our net income attributable to common shareholders for the three months ended December 31, 2022 was $6.5 million, representing an increase of $12.1 million from a net loss of $5.6 million in the comparable period in 2021. For the fourth quarter of 2022, the net income per share was $0.61 basic and $0.53 diluted compared to a net loss of $0.58 (basic and diluted) for the same period in 2021. Our Adjusted EBITDA for the three months ended December 31, 2022 was $9.7 million, which represented an increase of $10.4 million over the same quarter in 2021. Please see “Non-GAAP Measures and Definitions” below.

On March 9, 2023, the Company announced the sale of its oldest tanker, the 2009 built “Pyxis Malou”, for $24.8 million in cash. The closing of the vessel sale is expected to occur by the end of March and is subject to customary closing conditions. We expect to receive cash proceeds of $18.0 million after the vessel’s loan repayment and transaction fees and expenses. Assuming the closing occurs on schedule, we should realize a one-time gain on vessel sale of approximately $8.0 million or $0.75 per common share, basic.

Valentios Valentis, our Chairman and CEO, commented:

“We are pleased to report strong sequential growth in our fourth fiscal quarter, 2022 financial results with Revenues, net of $18.4 million and Net Income attributable to common shareholders of $6.5 million. Increasing mobility in many parts of the world has resulted in solid demand for transportation fuels. Modest inventories of many petroleum products combined with the war in the Ukraine has led to continued market dislocation, including arbitrage opportunities, shifting trade patterns and ton-mile expansion of seaborne cargoes that supported strong chartering activity for product tankers and allowed us to effectively capture market opportunities.

We continue to employ our five Eco-MR’s under a mixed chartering strategy of short-term time charters and spot voyages. During the three months ended December 31, 2022, our daily TCE rate grew by a factor of 3.8 to $33,182 compared to the same period in 2021. We are also pleased to report that we continued to maintain a disciplined cost structure throughout our operations despite inflationary pressures. For example, the daily vessel OPEX for our MR’s declined slightly in the fourth quarter, 2022 to $6,672 as compared to the same period in 2021. Positive momentum has continued into 2023, indicating another buoyant year. As of March 14th, 80% of the available days in Q1, 2023 for our MR’s were booked at an estimated average TCE of $28,000 per vessel, including four vessels contracted under short-term time charters at an average rate of $29,400 and one MR employed in the spot market at an average rate of $26,400.

At this junction, we expect charter rates to stay at solid levels given the modest inventory levels of refined petroleum products in a number of locations worldwide, the global impact of the new G-7 and EU ban and price caps on seaborne cargoes of Russian refined products which went into effect in early February, 2023 as well as the re-opening of China as severe Covid- 19 restrictions have recently been lifted after three years. Despite certain headwinds, including slowing economic activity, tighter monetary policies, high inflation and major geo-political events, the IMF recently upgraded its outlook for global GDP growth in 2023 to 2.9%. The 2023 estimate for China’s GDP growth was revised to 5.2%, up from a 47 year low of 3% last year. Industry research analysts have also revised their views on the impact of the new Russian sanctions which could result in incremental growth in product tanker demand of up to 12% this year primarily due to ton-mile expansion. In February, the IEA revised its forecast for global oil demand to increase 2% or 2.0 Million barrels per day to 101.9 Mb/d in 2023. Our positive outlook is further supported by constructive longer-term supply and demand sector fundamentals, such as, the historically low order book for MR’s and the number of older tankers. A leading independent research firm reported that the orderbook for newbuild MR’s was 5.8% of the worldwide fleet as of February 28, 2023 and that 10.4% of that fleet was 20 years of age or more. We expect MR tanker supply to grow annually at less than 2% net over the next two years. However, the rising level of complexity within the sector and the uncertainty from the headwinds of macro-economic conditions and global events on the demand for refined petroleum products, compels us to operate prudently.

Given the current high asset value environment, it continues to be very challenging to develop viable opportunities for fleet expansion, especially for the purchase of modern eco-efficient MR’s. In light of this, we maintain our disciplined approach to capital allocation until more attractive situations materialize which may further enable us to enhance shareholder value. In the meantime, we have recently taken the opportunity to optimize our fleet and increase capital resources. Last week, we announced the sale of our 14 year old product tanker, the “Pyxis Malou”, at a price of $24.8 million, which is almost double the average of the last 5 years for a vessel of this age. Upon scheduled closing later this month, we should increase our cash position by approximately $18 million after repayment of associated debt and transaction fees. In addition, we just completed the debt refinancing of the 2013 built “Pyxis Karteria” with a new bank on more attractive terms, including a significant reduction in interest costs. Cash on hand combined with modest bank debt should provide us the funds and flexibility to pursue strategic initiatives at the right time. Over the near-term, we expect to continue to use free cash flow to further increase balance sheet liquidity and reduce leverage.”

Results for the three months ended December 31, 2021 and 2022

For the three months ended December 31, 2022, we reported Revenues, net of $18.4 million, or 127% higher than $8.1 million in the comparable 2021 period. Our net income attributable to common shareholders was $6.5 million, or $0.61 basic and $0.53 diluted net income per share, compared to a net loss attributable to common shareholders of $5.6 million, or $0.58 basic and diluted loss per share, for the same period in 2021. The weighted average number of basic share count had increased by approximately 900 thousand common shares from 9.7 million common shares in the fourth quarter 2021 to approximately 10.6 million common shares in the same period 2022. The weighted average number of diluted common shares in 2022 of approximately 12.6 million shares reflects the full conversion of all the outstanding Series A Convertible Preferred Stock in the most recent period. The average MR daily TCE rate during the fourth quarter of 2022 was $33,182 or 281% higher than the $8,706 MR daily TCE rate for the same period in 2021, due to improved conditions. The revenue mix for the fourth quarter of 2022, was 41% for short-term time charters and 59% from spot market employment. Adjusted EBITDA increased by $10.4 million to $9.7 million in the fourth quarter, 2022 from negative $0.7 million for the same period in 2021.

Results for the years ended December 31, 2021 and 2022

For the year ended December 31, 2022, we reported Revenues, net, of $58.3 million, an increase of $33.0 million, or 130%, from $25.3 million in the comparable period of 2021 primarily due to higher spot charter rates. The revenue mix for the year of 2022, was 33% from short-term time charters and 67% from spot market employment, resulting in an overall MR daily TCE rate for our fleet of $25,739.

Our net income attributable to common shareholders for the year ended December 31, 2022, was $12.5 million, or $1.18 basic and $1.06 diluted net income per share, compared to a net loss of $12.9 million, or a loss of $1.43 per share (basic and diluted) in 2021. Higher MR daily TCE rate of $25,739 and lower MR fleet utilization of 87.5% for our MR’s during the year ended December 31, 2022, were compared to an MR daily TCE rate of $10,195 and MR fleet utilization of 91.8%, respectively, during the same period in 2021. Our Adjusted EBITDA of $24.3 million in 2022 represented an increase of $25.1 million from an Adjusted EBITDA loss of $0.8 million in 2021.

	Three months ended December 31,		Year ended December 31,
(Amounts in thousands of U.S. dollars, except for daily TCE rates)	2021	2022	2021	2022
MR Revenues, net [1]	$5,803	$18,378	$17,717	$57,749

MR Voyage related costs and commissions [1]	(3,139)	(4,541)	(5,891)	(16,979)

MR Time charter equivalent revenues [1,2]	$2,664	$13,837	$11,826	$40,770

MR Total operating days [1,2]	306	417	1,160	1,584

MR Daily time charter equivalent rate [1,2]	8,706	33,182	10,195	25,739

1 Our non-core small tankers, “Northsea Alpha” and “Northsea Beta”, which were sold on January 28, 2022 and March 1, 2022 respectively, have been excluded in the above table. Both vessels were under spot employment for approximately 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. For the year ended December 31, 2022, “Revenues, net” attributable to these vessels was $595 thousand and “Voyage related costs and commissions” was $386 thousand. Also, a $7 thousand write-off of “MR Voyage related costs and commissions” related to the previous year’s voyage commissions of the “Pyxis Delta” has been excluded in the fourth quarter of 2022. The vessel was sold to an unaffiliated third party on January 13, 2020.

On December 20, 2021, we took delivery from a related party the “Pyxis Lamda”, a 50,145 dwt MR product tanker built in 2017 at SPP Shipbuilding in South Korea. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January 2022. For 2021, the vessel contributed nil available days and, consequently, voyage and related costs of $10 thousand have been excluded from the above data.

2 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion and Analysis of Financial Results for the Three Months ended December 31, 2021 and 2022

(Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $18.4 million for the three months ended December 31, 2022, represented an increase of $10.3 million, or 127%, from $8.1 million in the comparable period of 2021 as a result of significantly higher charter rates and greater spot employment for our MR’s. In the fourth quarter of 2022, our MR daily TCE rate for our fleet was $33,182, a $24,476 per day increase from the same period in 2021 as a result of the improvement in charter rates, partly offset by a $1.4 million increase in the MR voyage related costs and commissions, due to greater spot employment.

Voyage related costs and commissions: Voyage related costs and commissions of $4.5 million in the fourth quarter of 2022, represented an increase of $0.3 million, or 7.6%, from $4.2 million in the same period of 2021, primarily as a result of increased spot employment for our MR’s and substantially higher average bunker fuel costs. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and an increase in spot employment results in increased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $3.1 million for the three month period ended December 31, 2022, represented a decrease of $0.4 million, or 11.6%, from $3.5 million in the comparable period of 2021, which was mainly attributed to more normalized operating costs of the “Pyxis Karteria” which was acquired in the third quarter of 2021 and the sales of the two small tankers “Northsea Alpha” and “Northsea Beta” which occurred during the first quarter of 2022. Fleet ownership days for the three months ended December 31, 2022 was 460 days, compared to 564 days for the same period in 2021.

General and administrative expenses: General and administrative expenses of $0.6 million for the fourth quarter, 2022 remained stable compared to 2021.

Management fees: For the three months ended December 31, 2022, management fees charged from our ship manager, Pyxis Maritime Corp. (“Maritime”), an entity affiliated with our Chairman and Chief Executive Officer, Mr. Valentis, and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, decreased by $0.1 million to $0.4 million as a result of the sales of “Northsea Alpha” and “Northsea Beta” which occurred during the first quarter of 2022, versus the comparable period in 2021.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the quarter ended December 31, 2022, remained relatively flat compared to the same period in 2021.

Depreciation: Depreciation of $1.5 million for the quarter ended December 31, 2022, increased by $0.2 million or 12.3% compared to $1.4 million in the same period of 2021. The increase was attributed to the acquisition of vessel “Pyxis Lamda” during the second half of 2021 partly offset by the ceasing of depreciation for vessels “Northsea Alpha” and “Northsea Beta” which were classified as held for sale at the end of 2021 and were sold during the first quarter of 2022.

Loss on vessels held-for-sale: The non-cash loss of $2.4 million for the quarter ended December 31, 2021, relates to the sales of the “Northsea Alpha” and “Northsea Beta”, which met the criteria of being classified as held for sale as of December 31, 2021, and were subsequently closed on January 28, 2022 and March 1, 2022, respectively. There were no comparable transactions in the 2022 period.

Interest and finance costs, net: Interest and finance costs, net, for the quarter ended December 31, 2022, were $1.4 million, compared to $0.8 million in the comparable period in 2021, an increase of $0.6 million, or 77.4%. This increase was primarily attributable to higher debt balances accompanying the acquisition of vessels “Pyxis Karteria” and “Pyxis Lamda” and higher LIBOR rates paid on all the floating rate bank debt.

Management’s Discussion and Analysis of Financial Results for the Years ended December 31, 2021 and 2022 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $58.3 million for the year ended December 31, 2022, represented an increase of $33.0 million, or 130%, from $25.3 million in the comparable period of 2021 as a result of significantly higher spot charter rates and greater spot employment for our MR’s, including a 678-day increase in spot operating days, from 241 days during the same period in 2021. In the year 2022, our MR daily TCE rate for our fleet was $25,739, a $15,544 per day increase from the same 2021 period as a result of higher charter rates, partly offset by an $11.1 million increase in the MR voyage related costs and commissions.

Voyage related costs and commissions: Voyage related costs and commissions of $17.4 million for the year ended December 31, 2022, represented an increase of $7.8 million, or 81.0%, from $9.6 million in the comparable period in 2021. For the year ended December 31, 2022, our MR’s were on spot charters for 919 days in total, compared to 241 days in 2021. This higher spot chartering activity for our MR’s contributed higher voyage costs which are typically borne by us rather than the charterer, thus an increase in spot employment results in increased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $12.5 million for the year ended December 31, 2022, remained flat compared to the same period in 2021.

General and administrative expenses: General and administrative expenses of $2.5 million for the year ended December 31, 2022, remained flat compared to the same period in 2021.

Management fees: For the year ended December 31, 2022, management fees charged from Maritime and ITM of $1.6 million in the aggregate, remained stable compared to the same period in 2021.

Amortization of special survey costs: Amortization of special survey costs of $0.4 million for the year ended December 31, 2022, remained flat compared to the same period in 2021.

Depreciation: Depreciation of $6.1 million for the year ended December 31, 2022, increased by $1.2 million or 24.5% compared to $4.9 million in the comparable period of 2021. The increase was attributed to the acquisition of vessels “Pyxis Karteria” and “Pyxis Lamda” in the second half of 2021, partly offset by the ceasing of depreciation for vessels “Northsea Alpha” and “Northsea Beta” which were classified as held for sale at the end of 2021 and were sold during the first quarter of 2022.

Loss on vessels held-for-sale: The non-cash loss of $2.4 million for the year ended December 31, 2021, relates to the sales of the “Northsea Alpha” and “Northsea Beta”, which met the criteria of being classified as held for sale as of December 31, 2021, and were subsequently closed on January 28, 2022 and March 1, 2022, respectively. There were no comparable transactions in 2022.

Loss from the sale of vessels, net: During 2022, we recorded a transaction loss from the sale of the “Northsea Alpha” and “Northsea Beta” of $0.5 million related to the repositioning costs for the delivery of the vessels to their buyer on January 28, 2022 and March 1, 2022, respectively. No such expense was recorded for the comparable period in 2021.

Loss from debt extinguishment: During 2022, we recorded a loss from debt extinguishment of approximately $0.03 million reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the repayment of the “Northsea Alpha” and “Northsea Beta” loans during the first quarter. For the year ended December 31, 2021, we recorded a loss from debt extinguishment of $0.5 million primarily reflecting a prepayment fee and the write-off of the remaining unamortized balance of deferred financing costs, both of which were associated with the loan on the “Pyxis Epsilon” (the “Eighthone Loan”) that was refinanced at the end of the first quarter in 2021.

Gain from financial derivative instruments: During the year ended December 31, 2022, we recorded a gain from financial derivative instruments amounted to $0.6 million related to the valuation of the interest rate cap purchased in July 2021, for the amount of $9.6 million at a cap rate of 2% with a termination date of July 8, 2025. Subsequently, on January 27, 2023, this cap was sold and we realized a net cash gain of $0.5 million.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2022, was $4.4 million, compared to $3.3 million in the comparable period in 2021. This increase was primarily attributable to higher average outstanding debt balances in 2022 accompanying the acquisition of vessels “Pyxis Karteria” and “Pyxis Lamda” and higher LIBOR rates paid on all floating rate bank debt.

Consolidated Statements of Comprehensive Net Income/(Loss)

For the three months ended December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended December 31,
	2021	2022

Revenues, net	$8,104	$18,378

Expenses:
Voyage related costs and commissions	(4,215)	(4,534)
Vessel operating expenses	(3,464)	(3,062)
General and administrative expenses	(639)	(622)
Management fees, related parties	(237)	(154)
Management fees, other	(238)	(200)
Amortization of special survey costs	(100)	(118)
Depreciation	(1,370)	(1,538)
Allowance for credit losses	(2)	(69)
Loss on vessel held for sale	(2,389)	—
Operating income / (loss)	(4,550)	8,081

Other expenses:
Loss from debt extinguishment	(83)	—
Gain from financial derivative instruments	18	44
Interest and finance costs, net	(800)	(1,419)
Total other expenses, net	(865)	(1,375)

Net income / (loss)	$(5,415)	$6,706

Dividend Series A Convertible Preferred Stock	(174)	(218)

Net income / (loss) attributable to common shareholders	$(5,589)	$6,488

Income / (loss) per common share, basic	$(0.58)	$0.61
Income / (loss) per common share, diluted	$(0.58)	$0.53

Weighted average number of common shares, basic	9,714,181	10,613,633
Weighted average number of common shares, diluted	9,714,181	12,640,542

Consolidated Statements of Comprehensive Net Income/(Loss)

For the years ended December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Year ended December 31,
	2021	2022

Revenues, net	$25,341	$58,344

Expenses:
Voyage related costs and commissions	(9,589)	(17,357)
Vessel operating expenses	(12,454)	(12,481)
General and administrative expenses	(2,538)	(2,508)
Management fees, related parties	(716)	(702)
Management fees, other	(852)	(916)
Amortization of special survey costs	(406)	(384)
Depreciation	(4,898)	(6,100)
Allowance for credit losses	(11)	(118)
Loss on vessel held for sale	(2,389)	—
Loss / (Gain) from the sale of vessels, net	—	(466)
Operating income / (loss)	(8,512)	17,312

Other expenses, net:
Loss from debt extinguishment	(541)	(34)
Gain / (loss) from financial derivative instruments	—	555
Interest and finance costs, net	(3,285)	(4,441)
Total other expenses, net	(3,826)	(3,920)

Net income / (loss)	$(12,338)	$13,392

Dividend Series A Convertible Preferred Stock	(555)	(885)

Net income / (loss) attributable to common shareholders	$(12,893)	$12,507

Income / (loss) per common share, basic	$(1.43)	$1.18
Income / (loss) per common share, diluted	$(1.43)	$1.06

Weighted average number of common shares, basic	8,994,768	10,613,672
Weighted average number of common shares, diluted	8,994,768	12,640,581

Consolidated Balance Sheets

As of December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31,
	2021	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,180	$7,563
Restricted cash, current portion	944	376
Inventories	1,567	1,911
Trade accounts receivable, net	1,716	10,469
Vessels held-for-sale	8,509	—
Prepayments and other current assets	186	204
Insurance claim receivable	—	608
Total current assets	19,102	21,131

FIXED ASSETS, NET:
Vessels, net	119,724	114,185
Total fixed assets, net	119,724	114,185

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	2,750	2,250
Financial derivative instrument	74	619
Deferred dry dock and special survey costs, net	912	794
Total other non-current assets	3,736	3,663
Total assets	$142,562	$138,979

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$11,695	$5,829
Trade accounts payable	3,084	2,604
Due to related parties	6,962	1,028
Hire collected in advance	—	2,133
Accrued and other liabilities	1,089	967
Total current liabilities	22,830	12,561

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	64,880	59,047
Promissory note	6,000	6,000
Total non-current liabilities	70,880	65,047

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 449,673 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2021 and 449,473 at December 31, 2022)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,613,424 shares issued and outstanding as at December 31, 2021 and 10,614,319 at December 31, 2022, respectively)	42	42
Additional paid-in capital	111,840	111,838
Accumulated deficit	(63,030)	(50,509)
Total stockholders’ equity	48,852	61,371
Total liabilities and stockholders’ equity	$142,562	$138,979

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars)

	Year ended December 31,
	2021	2022
Cash flows from operating activities:
Net income/(loss)	$(12,338)	$13,392
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	4,898	6,100
Amortization and write-off of special survey costs	406	384
Allowance for credit losses	11	118
Amortization and write-off of financing costs	247	303
Loss from debt extinguishment	541	34
(Gain) / loss from financial derivative instrument	—	(555)
Loss on vessel held for sale	2,389	—
Issuance of common stock under the promissory note	55	—

Changes in assets and liabilities:
Inventories	(886)	(344)
Due from related parties	6,275	(2,940)
Trade accounts receivable, net	(1,063)	(8,871)
Prepayments and other assets	(53)	(18)
Insurance claim receivable	—	(608)
Special survey cost	—	(519)
Trade accounts payable	(618)	(227)
Hire collected in advance	(726)	2,133
Accrued and other liabilities	(34)	(108)
Net cash provided by / (used in) operating activities	$(896)	$8,274

Cash flow from investing activities:
Proceeds from the sale of vessel, net	—	8,509
Payments for vessel acquisition	(43,005)	(2,995)
Ballast water treatment system installation	(175)	(561)
Vessel additions	(14)	—
Net cash provided by / (used in) investing activities	$(43,194)	$4,953

Cash flows from financing activities:
Proceeds from long-term debt	59,500	—
Repayment of long-term debt	(35,980)	(12,030)
Gross proceeds from issuance of common stock	25,000	—
Common stock offering costs	(1,899)	—
Gross proceeds from the issuance of Series A Convertible Preferred units	6,170	—
Preferred shares offering costs	(548)	—
Proceeds from exercise of warrants into common shares	202	—
Repayment of promissory note	(1,000)	—
Financial derivative instrument	(74)	10
Payment of financing costs	(907)	(20)
Preferred stock dividends paid	(537)	(871)
Fractional shares paid	—	(1)
Net cash (used in) / provided by financing activities	$49,927	$(12,912)

Net increase in cash and cash equivalents and restricted cash	5,837	315
Cash and cash equivalents and restricted cash at the beginning of the period	4,037	9,874
Cash and cash equivalents and restricted cash at the end of the period	$9,874	$10,189

Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of December 31, 2022, we were required to maintain a minimum liquidity of $2.25 million. Total cash and cash equivalents, including the minimum liquidity amount and the retention account of $0.38 million for one of our loans, aggregated $10.2 million as of December 31, 2022.

Total funded debt (in thousands of U.S. dollars), net of deferred financing costs:

	December 31,
	2021	2022
Funded debt, net of deferred financing costs	$76,575	$64,876
Promissory Note - related party	6,000	6,000
Total funded debt	$82,575	$70,876

Our weighted average interest rates on our total funded debt for the three and twelve month periods ended December 31, 2022 were 7.25% and 5.41%, respectively.

Following the Company’s Annual Shareholder Meeting of May 11, 2022, the board of directors of the Company approved the implementation of a reverse-split of our Common Shares at the ratio of one share for four existing Common Shares, effective May 13, 2022 (the “Reverse Stock Split”). After the Reverse Stock Split, we had 10,613,424 Common Shares (the “Common Shares”) outstanding and trading continued on the Nasdaq Capital Markets under its existing symbol, “PXS”. The Reverse Stock Split was undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the Common Shares on the Nasdaq Capital Markets. Furthermore, following the Reverse Stock Split, (a) the Conversion Price, as defined in the Certification of Designation of the Company’s 7.75% Series A Cumulative Convertible Preferred Shares (NASDAQ Cap Mkts: PXSAP), was adjusted from $1.40 to $5.60 and (b) the Exercise Price, as defined in the Company’s Warrants to purchase Common Shares (NASDAQ Cap Mkts: PXSAW), was adjusted from $1.40 to $5.60. All the share and per share information for all periods presented has been adjusted to reflect the one for four Reverse Stock Split.

Subsequent Events

On March 13, 2023, the Company completed the debt refinancing of the “Pyxis Karteria”, our 2013 built vessel with a $15.5 million five year secured loan from a new lender, Piraeus Bank, S.A. Loan principal is repayable over 5 years with quarterly amortization. The loan is priced at SOFR plus 2.7% with standard terms and conditions. The net proceeds, after payment of closing fees and expenses, was used to repay bank debt on the vessel and a portion of the $6.0 million 7.5% promissory note. The remaining balance of this obligation was repaid during February, 2023.

On March 9, 2023, the Company announced that it had agreed to sell the “Pyxis Malou”, 2009 built 50,667 dwt. product tanker, for a sale price of $24.8 million in cash to an unaffiliated buyer. Completion of the vessel sale, which is subject to customary closing conditions, is scheduled to occur by March 31, 2023. After the repayment of the outstanding indebtedness for this vessel and the payment of various transaction costs, the Company expects to receive cash proceeds of approximately $18.0 million, which would be used for general corporate purposes, including additional debt repayment. Assuming scheduled completion of the sale at March 31, 2023, the Company expects to recognize a non-cash gain from asset disposition of approximately $8.0 million or $0.75 per outstanding common share, basic.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as loss on vessel held for sale, loss from debt extinguishment, loss or gain from financial derivative instrument and gain from sale of vessel. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net income/(loss), as reflected in the Unaudited Consolidated Statements of Comprehensive Net Income/(loss) to EBITDA and Adjusted EBITDA:

	Three months ended December 31,		Year ended December 31,
(Amounts in thousands of U.S. dollars)	2021	2022	2021	2022
Reconciliation of Net Income/ (loss) to Adjusted EBITDA

Net income / (loss)	$(5,415)	$6,706	$(12,338)	$13,392

Depreciation	1,370	1,538	4,898	6,100

Amortization of special survey costs	100	118	406	384

Interest and finance costs, net	800	1,419	3,285	4,441

EBITDA	$(3,145)	$9,781	$(3,749)	$24,317

Loss from debt extinguishment	83	—	541	34

Gain from financial derivative instrument	(18)	(44)	—	(555)

Loss on vessels held for sale	2,389	—	2,389	—

Loss from the sale of vessels, net	—	—	—	466

Adjusted EBITDA	$(691)	$9,737	$(819)	$24,262

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. Daily TCE is not calculated in accordance with U.S. GAAP. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding employment of the vessels. We calculate daily TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimize the number of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA, Opex and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA, Opex and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

Recent Daily Fleet Data:

(Amounts in U.S. Dollars per day)		Three months ended December 31,		Year ended December 31,
		2021	2022	2021	2022
Eco-Efficient MR2: (2022: 4 of our vessels*)
(2021: 3 of our vessels)	TCE :	$10,763	$31,711	$10,855	$23,567
	Opex :	6,785	6,691	6,993	6,641
	Utilization % :	87.7%	94.6%	93.1%	88.8%
Eco-Modified MR2: (1 of our vessels)
	TCE :	927	40,602	8,486	35,035
	Opex :	6,613	6,598	6,724	7,204
	Utilization % :	69.6%	75.0%	88.5%	82.2%
Fleet: (2022: 5 vessels*)
(2021: 4 vessels)	TCE :	8,706	33,182	10,195	25,739
	Opex :	6,742	6,672	6,916	6,754
	Utilization % :	83.2%	90.7%	91.8%	87.5%

As of December 31, 2022 our fleet consisted of four eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria” and “Pyxis Epsilon” and one eco-modified MR2, “Pyxis Malou”. During 2021 and 2022, the vessels in our fleet were employed under time and spot charters.

*
a)	On December 20, 2021, we took delivery from a related party the “Pyxis Lamda”, a 50,145 dwt medium range product tanker built in 2017 at SPP Shipbuilding in South Korea. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January 2022. For 2021, the vessel contributed nil Available days, and, consequently, voyage and related costs of $10 have been excluded from the above data.
b)	“Pyxis Karteria” was acquired on July 15, 2021 and commenced commercial activities at that time.
c)	Our two small tankers “Northsea Alpha” and “Northsea Beta” were sold on January 28, and March 1, 2022, respectively. Both vessels had been under spot employment for approximately 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. The small tankers have been excluded in the above table calculations.
d)	In February 2022, the “Pyxis Epsilon” experienced a brief grounding at port which resulted in minor damages to the vessel. The vessel was off-hire for 43 days including shipyard repairs and returned to commercial employment at the end of March 2022.
e)	A $7 thousand write-off of MR Voyage related costs and commissions related to the previous year’s voyage commissions of the “Pyxis Delta” has been excluded in the fourth quarter of 2022. The vessel was sold to an unaffiliated third party on January 13, 2020.

Conference Call and Webcast

Today, Thursday, March 16, 2023, at 8:30 a.m. Eastern Time, the Company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Pyxis Tankers” to the operator and/or conference ID 13736942. Click here for additional International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events Presentations page. A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Thursday, March 23, 2023.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://events.q4inc.com/attendee/328961683

About Pyxis Tankers Inc.

We currently own a modern fleet of five tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on prudently growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, including the conference call and Webcast information, is not incorporated into, and does not constitute part of this report.

Pyxis Tankers Fleet (as of March 14, 2023)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate (per day)	Anticipated Earliest Redelivery Date

Pyxis Lamda (2)	SPP / S. Korea	MR	50,145	2017	Time	$40,000	Apr 2023
Pyxis Epsilon (3)	SPP / S. Korea	MR	50,295	2015	Time	30,000	Sep 2023
Pyxis Theta (4)	SPP / S. Korea	MR	51,795	2013	Time	18,500	Jun 2023
Pyxis Karteria (5)	Hyundai / S. Korea	MR	46,652	2013	Time	16,000	Mar 2023
Pyxis Malou (6)	SPP / S. Korea	MR	50,667	2009	Spot	n/a	n/a

			249,554

1)	Charter rates are gross in U.S.$ and do not reflect any commissions payable.
2)	“Pyxis Lamda” is fixed on a time charter for 6 months, +/- 15 days at $40,000 per day.
3)	“Pyxis Epsilon” is fixed on a time charter for 12 months, +/- 30 days at $30,000 per day.
4)	“Pyxis Theta” is fixed on a time charter for min 120 days and max 180 days. 31-60 days at $18,500 per day, 61-120 days at $22,500 and 121-180 days at $26,000 per day.
5)	“Pyxis Karteria” is fixed on a time charter for min 4, max 6 months at $16,000 per day with charterer’s option of additional min 45 max 90 days at $30,000.
6)	A Memorandum of Agreement has been signed for the sale of the “Pyxis Malou” with expected delivery to the Buyer by March 31, 2023.

Forward Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 applicable securities laws. The words “expected’’, “estimated”, “scheduled”, “could”, “should”, “anticipated”, “long-term”, “opportunities”, “potential”, “continue”, “likely”, “may”, “will”, “positioned”, “possible”, “believe”, “expand” and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking information or statements. But the absence of such words does not mean that a statement is not forward-looking. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 or any variant thereof, or the war in the Ukraine, on our financial condition and operations and the product tanker industry in general, are forward-looking statements. Forward-looking information is based on the opinions, expectations and estimates of management of Pyxis Tankers Inc. (“we”, “our” or “Pyxis”) at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Although we believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, those are not guarantees of our future performance and you should not place undue reliance on the forward-looking statements and information because we cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties and actual results and future events could differ materially from those anticipated or implied in such information. Factors that might cause or contribute to such discrepancy include, but are not limited to, the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2021 and our other filings with the Securities and Exchange Commission. The forward-looking statements and information contained in this presentation are made as of the date hereof. We do not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except in accordance with U.S. federal securities laws and other applicable securities laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.